Filed Pursuant to Rule 424(b)(3)

Registration No. 333-191238

PROSPECTUS SUPPLEMENT NO. 2

To Prospectus dated December 19, 2013

Intra-Cellular Therapies, Inc.

21,961,496 Shares of Common Stock

This prospectus supplement no. 2 supplements the prospectus dated December 19, 2013, relating to the offering and resale by the selling stockholders identified in the prospectus of up to 21,961,496 shares of our common stock, par value $0.0001 per share. These shares were privately issued to the selling stockholders on August 29, 2013 in connection with the reverse merger transaction described in the prospectus.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on February 5, 2014.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “ITCI.” On February 4, 2014, the last reported sale price of our common stock on the NASDAQ Global Select Market was $19.00.

Investment in our common stock involves risks. See “Risk Factors” beginning on page 10 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 5, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 30, 2014

Intra-Cellular Therapies, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 001-36274

Delaware	36-4742850
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3960 Broadway

New York, New York 10032

(Address of principal executive offices, including zip code)

(212) 923-3344

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01	Other Events.

On January 30, 2014, Intra-Cellular Therapies, Inc. (the “Company”) announced that it had priced a public offering of 6,142,000 shares of its common stock at a public offering price of $17.50 per share. On February 5, 2014, the Company announced that it had completed its previously announced public offering, including the exercise in full by the underwriters of their option to purchase an additional 921,300 shares of common stock.

All of the 7,063,300 shares in the offering were sold by the Company, with net proceeds to the Company of approximately $115.3 million, after deducting underwriting discounts and commissions and estimated offering expenses.

The Company’s press releases announcing the pricing and closing of the offering are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report and are incorporated herein by reference.

ITEM 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Press release dated January 30, 2014

99.2	Press release dated February 5, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTRA-CELLULAR THERAPIES, INC.

By:	/s/ Lawrence J. Hineline
Lawrence J. Hineline
Vice President of Finance, Chief Financial Officer and Secretary

Date: February 5, 2014

Exhibit 99.1

Intra-Cellular Therapies Announces Pricing of Public Offering of Common Stock;

To Begin Trading on NASDAQ Global Select Market under “ITCI”

NEW YORK, Jan. 30, 2014 /PRNewswire/ — Intra-Cellular Therapies, Inc. (OTCQB: ITCI), a biopharmaceutical company focused on the development of therapeutics for CNS disorders, today announced the pricing of an underwritten public offering of 6,142,000 shares of its common stock at a public offering price of $17.50 per share. In addition, Intra-Cellular has granted the underwriters a 30-day option to purchase up to an additional 921,300 shares of common stock. In connection with the offering, shares of Intra-Cellular common stock will commence trading on the NASDAQ Global Select Market tomorrow morning under the ticker “ITCI.”

All of the shares in the offering are to be sold by Intra-Cellular, with expected net proceeds to Intra-Cellular of approximately $100.2 million, after deducting underwriting discounts and commissions and estimated offering expenses, but excluding any exercise of the underwriters’ option to purchase additional shares of common stock. The offering is expected to close on or about February 5, 2014, subject to customary closing conditions.

Leerink Partners LLC and Cowen and Company, LLC are acting as joint book-running managers and Guggenheim Securities, LLC and JMP Securities LLC are acting as co-managers for the offering.

A registration statement on Form S-1 relating to the shares of common stock being sold in this offering was declared effective by the Securities and Exchange Commission on January 30, 2014. A preliminary prospectus relating to the offering has been filed with the SEC, and a final prospectus relating to the offering will be filed with the SEC. Copies of the final prospectus, when available, may be obtained from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, or by email at Syndicate@Leerink.com, or by phone at 800-808-7525, or from Cowen and Company, LLC (c/o Broadridge Financial Services), 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, or by phone at 631-274-2806, or by facsimile at 631-254-7140.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Intra-Cellular Therapies

Intra-Cellular Therapies (the “Company”) is developing novel drugs for the treatment of neuropsychiatric and neurodegenerative disease and other disorders of the central nervous system (“CNS”). The Company is developing its lead drug candidate, ITI-007, for the treatment of schizophrenia and other neuropsychiatric and neurological disorders. In December 2013, the Company announced positive topline results from the Company’s randomized, placebo- and active-controlled Phase II clinical trial of ITI-007 in patients with acutely exacerbated schizophrenia. The Company is also developing other drug candidates. In February 2011, the Company entered into a collaboration with the Takeda Pharmaceutical Company to develop certain phosphodiesterase 1 (PDE1) inhibitors for the treatment of cognitive deficits in schizophrenia and other CNS disorders. In February 2013, the Company announced the successful completion of a Phase I single rising dose study of the lead molecule in the ITI/Takeda collaboration, ITI-214. The Company has additional programs in the areas of Parkinson’s disease, Alzheimer’s disease, depression and cardiovascular disease.

CONTACT:

Allen A. Fienberg, Ph.D.

Vice President Business Development of Intra-Cellular Therapies, Inc.

+1-212-923-3344

Burns McClellan, Inc.

Lisa Burns/Angeli Kolhatkar (Investors)

Justin Jackson (Media)

jjackson@burnsmc.com

Phone +1 (212) 213-0006

Exhibit 99.2

Intra-Cellular Therapies Announces Completion of Public Offering and Exercise of Option to Purchase Additional Shares.

NEW YORK, Feb. 5, 2014 /PRNewswire/ — Intra-Cellular Therapies, Inc. (NASDAQ: ITCI), a biopharmaceutical company focused on the development of therapeutics for CNS disorders, today announced the completion of its previously announced underwritten public offering of 6,142,000 shares of its common stock at a public offering price of $17.50 per share. In addition, the underwriters have exercised in full their option to purchase an additional 921,300 shares of common stock at the public offering price.

All of the shares in the offering were sold by Intra-Cellular, with net proceeds to Intra-Cellular of approximately $115.3 million, after deducting underwriting discounts and commissions and estimated offering expenses.

Leerink Partners LLC and Cowen and Company, LLC acted as joint book-running managers and Guggenheim Securities, LLC and JMP Securities LLC acted as co-managers for the offering.

The shares of common stock sold in this offering are registered on a registration statement on Form S-1 and an additional registration statement on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended. These registration statements were declared effective by the Securities and Exchange Commission on January 30, 2014. A final prospectus relating to the offering has been filed with the SEC. Copies of the final prospectus may be obtained from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, or by email at Syndicate@Leerink.com, or by phone at 800-808-7525, or from Cowen and Company, LLC (c/o Broadridge Financial Services), 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, or by phone at 631-274-2806, or by facsimile at 631-254-7140.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Intra-Cellular Therapies

Intra-Cellular Therapies (the “Company”) is developing novel drugs for the treatment of neuropsychiatric and neurodegenerative disease and other disorders of the central nervous system (“CNS”). The Company is developing its lead drug candidate, ITI-007, for the treatment of schizophrenia and other neuropsychiatric and neurological disorders. In December 2013, the Company announced positive topline results from the Company’s randomized, placebo- and active-controlled Phase II clinical trial of ITI-007 in patients with acutely exacerbated schizophrenia. The Company is also developing other drug candidates. In February 2011, the Company entered into a collaboration with the Takeda Pharmaceutical Company to develop certain phosphodiesterase 1 (PDE1) inhibitors for the treatment of cognitive deficits in schizophrenia and other CNS disorders. In February 2013, the Company announced the successful completion of a Phase I single rising dose study of the lead molecule in the ITI/Takeda collaboration, ITI-214. The Company has additional programs in the areas of Parkinson’s disease, Alzheimer’s disease, depression and cardiovascular disease.

Contact:

Allen A. Fienberg, Ph.D.

Vice President Business Development of Intra-Cellular Therapies, Inc.

(212) 923-3344

Burns McClellan, Inc.

Lisa Burns/Angeli Kolhatkar (Investors)

Justin Jackson (Media)

jjackson@burnsmc.com (212) 213-0006, ext. 327